AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2006
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                          COMMISSION FILE NO. 001-08007


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           FREMONT GENERAL CORPORATION
                            AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FREMONT GENERAL CORPORATION
                     2425 OLYMPIC BOULEVARD - 3RD FLOOR EAST
                         SANTA MONICA, CALIFORNIA 90404
                                 (310) 315-5500

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS


The Fremont General Corporation and Affiliated Companies Investment Incentive Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.



  EXHIBIT
    NO.                              DESCRIPTION
---------     ------------------------------------------------------------------

       23     Consent of Independent Registered Public Accounting Firm.

 AUDITED FINANCIAL STATEMENTS
 AND SUPPLEMENTAL SCHEDULES


 Fremont General Corporation and Affiliated Companies Investment
 Incentive Plan

 Years Ended December 31, 2005 and 2004

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                     YEARS ENDED DECEMBER 31, 2005 AND 2004




                                    CONTENTS


Report of Independent Registered Public Accounting Firm ..................     1


Audited Financial Statements

Statements of Net Assets Available for Benefits ..........................     2
Statements of Changes in Net Assets Available for Benefits ...............     3
Notes to Financial Statements  ...........................................     4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) ...........    10
Schedule H, Line 4j - Schedule of Reportable Transactions ................    11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


FREMONT GENERAL CORPORATION
AND AFFILIATED COMPANIES INVESTMENT INCENTIVE PLAN


We have audited the accompanying statements of net assets available for benefits of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Los Angeles, California
June 15, 2006

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                                           DECEMBER 31
                                                                                     2005                2004
                                                                                -------------      -------------

Investments, at fair value ..................................................   $ 206,441,595      $ 190,495,848

Interest receivable .........................................................           3,931             30,796
Other assets ................................................................         125,613             23,736
                                                                                -------------      -------------
Net assets available for benefits ...........................................   $ 206,571,139      $ 190,550,380
                                                                                =============      =============



See accompanying notes.


              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS





                                                                                     YEARS ENDED DECEMBER 31
                                                                                     2005               2004
                                                                                -------------      -------------

ADDITIONS (DEDUCTIONS)

Contributions:
  Employee ..................................................................   $  18,405,180      $  14,086,730
  Employer ..................................................................      14,221,009          9,994,923
Interest and dividends ......................................................       7,145,036          3,872,654
Net (depreciation) appreciation in fair value of investments ................      (9,972,868)        38,414,085
Net benefit distributions to participants ...................................     (13,777,598)       (13,501,648)
                                                                                -------------      -------------
Net increase ................................................................      16,020,759         52,866,744

Net assets available for benefits at beginning of year ......................     190,550,380        137,683,636
                                                                                -------------      -------------
Net assets available for benefits at end of year ............................   $ 206,571,139      $ 190,550,380
                                                                                =============      =============


See accompanying notes.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2005



1. DESCRIPTION OF PLAN

The following description of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall prevail.


GENERAL

The Plan is a defined contribution 401(k) plan that commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation (FGC) and subsidiaries (collectively, the Company). An eligible employee who is employed by the Company may elect to make salary deferral 401(k) contributions as soon as administratively feasible following his or her employment date.


CONTRIBUTIONS

Employees may elect to have up to 15% of their eligible compensation deferred and deposited with the plan trustee which will invest the money at the employee's discretion among a variety of investment funds including the Company's common stock. Employee contributions are matched by the Company at a rate of one dollar for every dollar contributed up to 6% of eligible compensation deferred by the employee. Eligible employees may also make catch-up contributions permitted under the Internal Revenue Code. The Company may make additional contributions at its discretion. Company contributions during 2005 and 2004 to eligible employee participants were in shares of Company common stock. Employees have discretion to diversify out of Company common stock after the Company's contribution has been allocated into participants' accounts. All employee contributions are 100% vested. The 401(k) Plan provides that for any participant who is an employee on or after January 1, 2003, the participant's interest in his or her matching contributions account is 100% vested. Disbursement of the employee's account balance will occur upon retirement, termination of employment or death. Shares of the Company's common stock held in the 401(k) Plan and allocated to participants' accounts are voted by the 401(k) Plan's Trustee upon instructions from the participants.

            FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or losses. Allocations are based on participants' contributions and eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of nonvested accounts are applied towards the Company's matching contributions in future periods.

Participants' salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions became fully vested to participants that were active employees on or after January 1, 2003. Different vesting rules may apply to participants who terminated employment with the Company before January 1, 2003.


DISTRIBUTIONS

Distributions of account balances may be made to participants under the following circumstances: termination of employment, attainment of age 59 1/2, retirement, as required for minimum distribution or pursuant to court order, or, to the designated beneficiary following a participant's death. Participants may make withdrawals from their account balances in the event of hardship for the following circumstances: expenses to avoid eviction or foreclosure of their principal residence, extraordinary uninsured medical expenses for the participants or their dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participants or their dependents, and costs relating to the purchase of a principal residence. Effective January 1, 2006, the Plan was amended to add the following circumstances for hardship withdrawals: burial or funeral expenses for certain dependents of participants and expenses for the repair of damage to the principal residence of participants.


PARTICIPANTS' LOANS

Participants may borrow from their account balance based on the balance at the close of business of the prior day. Interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. A loan processing fee of $40 is deducted directly from the paycheck in which the first loan repayment is made.

            FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



1. DESCRIPTION OF PLAN (CONTINUED)

AMENDMENT AND/OR TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time for any reason. The Company also reserves the right to amend the Plan at any time for any reason with or without advance notice (unless required by law) in accordance with the procedures set forth in the Plan document.


2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


VALUATION OF INVESTMENTS

All assets of the Plan are held by Merrill Lynch Trust Company, FSB (Merrill Lynch).

Investments in mutual funds are stated at current net asset value, which approximates fair value. The funds' net asset values are determined by Merrill Lynch. FGC common stock is stated at current market value based on the composite closing price as reported on the New York Stock Exchange. The closing price of FGC common stock on December 31, 2005, was $23.23 per share ($25.18 per share at December 31, 2004). Participant loans and the Retirement Preservation Fund are stated at cost, which approximates fair value.


INVESTMENT INCOME

Interest income is recorded on the accrual basis.

Realized investment gains and losses are determined using the specific-identification basis.

            FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)


INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated January 8, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.


EXPENSES

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which it pays no rent.


BENEFIT PAYMENTS

Benefit distributions to participants are recorded in the period in which the distributions are paid. Distributions payable at December 31, 2005, were $150,769. There were no distributions payable at December 31, 2004.


FORFEITURES

The balance of amounts forfeited by nonvested accounts of inactive participants at December 31, 2005, was $47,214 ($367,673 in 2004). These forfeitures will be applied towards employer matching contributions in future periods.

            FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. INVESTMENTS

During 2005 and 2004, the Plan's investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as follows:

                                                                                     YEARS ENDED DECEMBER 31
                                                                                    2005                2004
                                                                                ------------       -------------

FGC common stock ............................................................   $ (9,751,103)      $  35,230,583
Mutual funds ................................................................       (221,765)          3,183,502
                                                                                ------------       -------------
                                                                                $ (9,972,868)      $  38,414,085
                                                                                ============       =============


Investments that represent 5% or more of the fair value of the Plan's assets are as follows:

                                                                                          DECEMBER 31
                                                                                     2005              2004
                                                                                ------------       -------------

FGC common stock                                                                $ 98,922,288       $ 108,951,480

Mutual Funds:
   Merrill Lynch Fundamental Growth Fund                                          12,356,260           9,846,580
   Merrill Lynch Retirement Preservation Fund                                     24,512,196          19,052,512
   Merrill Lynch S&P 500 Index Fund                                               10,332,508                   *



* The balance was less than 5% of the fair value of the Plan's assets.



4. RELATED-PARTY TRANSACTIONS

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Merrill Lynch, the trustee as defined by the Plan. Participants also have the option to invest in FGC common stock. At the Company's discretion, the investments in FGC common stock may be funded from the Company's employee benefits trust that is also maintained with Merrill Lynch. These transactions qualify as party-in-interest transactions.

            FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets available for benefits per the financial statements to Form 5500 as filed with the Department of Labor:


                                                                                          DECEMBER 31
                                                                                     2005               2004
                                                                                -------------      -------------

Net assets available for benefits per the financial statements .............    $ 206,571,139      $ 190,550,380
Less: Benefit payable to participants ......................................          150,769                  -
                                                                                -------------      -------------
Net assets available for benefits per Form 5500 ............................    $ 206,420,370      $ 190,550,380
                                                                                =============      =============

Amounts payable to participants are reflected as benefit obligations for financial statement purposes but are not included in net assets on Form 5500.

                             SUPPLEMENTAL SCHEDULES

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                     EIN: 95-2815260       PLAN NUMBER: 003

        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2005



                                                               DESCRIPTION OF
                                                           INVESTMENT, INCLUDING
                                                            MATURITY DATE, RATE
 IDENTITY OF ISSUE, BORROWER,                                OF INTEREST, PAR OR
   LESSOR OR SIMILAR PARTY                                     MATURITY VALUE          COST       CURRENT VALUE
-----------------------------                              ---------------------      ------      -------------

Merrill Lynch:*
  Fundamental Growth Fund ..............................           645,236 Units      $   **      $  12,356,260
  Global Allocation Fund ...............................           552,563 Units          **          9,360,420
  Core Bond Fund .......................................           594,730 Units          **          6,875,084
  Balanced Capital Fund ................................           187,096 Units          **          4,795,276
  Basic Value Fund .....................................           319,490 Units          **          9,920,181
  S&P 500 Index Fund ...................................           675,769 Units          **         10,332,508
  International Index Fund .............................           408,324 Units          **          5,091,803
  Retirement Preservation Fund .........................        24,512,196 Units          **         24,512,196
  Value Opportunities ..................................           273,410 Units          **          7,067,637

Oppenheimer Quest Balance Value Fund ...................           302,066 Units          **          5,394,901

Blackrock Aurora Fund ..................................           217,711 Units          **          7,443,538

Fremont General Corporation* ...........................        4,258,385 shares
                                                                 of common stock          **         98,922,288

Participants' loans* ...................................   Interest at the prime
                                                             rate plus 2%                             4,369,503
                                                                                                  -------------
                                                                                                  $ 206,441,595
                                                                                                  =============

*   Indicates a party-in-interest to the Plan.

**  Cost information is not necessary as investment is participant directed.

              FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN
                     EIN: 95-2815260       PLAN NUMBER: 003

           SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 2005





                                                                                                        CURRENT
                                                                          EXPENSES                     VALUE OF
                                                                          INCURRED                     ASSET ON
                              DESCRIPTION     PURCHASE       SELLING        WITH          COST OF     TRANSACTION        NET
IDENTITY OF PARTY INVOLVED     OF ASSETS        PRICE         PRICE      TRANSACTION       ASSET          DATE          GAIN
---------------------------   ----------     -----------    ----------   -----------   ------------   ------------   -----------

CATEGORY (iii) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Fremont General Corporation*  Common Stock   $ 16,336,277   $          - $         -   $ 16,336,277   $ 16,336,277   $         -
Fremont General Corporation*  Common Stock              -     14,538,350           -      8,403,035     14,538,350     6,135,315



There were no category (i), (ii) or (iv) reportable transactions during 2005.

* Indicates a party-in-interest to the Plan.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     FREMONT GENERAL CORPORATION AND AFFILIATED
                                     COMPANIES INVESTMENT INCENTIVE PLAN



June 29, 2006                        /s/ RAYMOND G. MEYERS
                                     -------------------------------------------
                                     Raymond G. Meyers
                                     on behalf of the Plan Administrator of the
                                     Fremont General Corporation and Affiliated
                                     Companies Investment Incentive Plan